Exhibit 99.1

Baijiayun Announces Up To $15 Million Convertible Promissory Notes And $50 Million Standby Equity Purchase Agreement

BEIJING, Dec. 6, 2024 /PRNewswire/ -- Baijiayun Group Ltd ("Baijiayun" or the "Company") (NASDAQ: RTC), a one-stop AI video solution provider, today announced that it has entered into a Standby Equity Purchase Agreement (the “SEPA”), with YA II PN, Ltd. (“YA”), a fund managed by Yorkville Advisors Global, LP. Subject to the terms and conditions set forth in the the SEPA, YA is committed to purchase up to $50 million (the “Commitment Amount”) of the Company’s Class A Ordinary Shares (the “Shares”) at any time during the two-year period following the execution date of the SEPA, by delivering written notice to YA (an “Advance Notice”). Pursuant to the SEPA, YA will advance to the Company, subject to the satisfaction of certain conditions as set forth therein, the principal amount of up to $15 million (the “Pre-Paid Advance”), which will be evidenced by convertible promissory notes (the “Promissory Notes”, together with the “SEPA”, the “Offering”) in four tranches. The first Pre-Advance, in the principal amount of $3,000,000, was advanced December 6, 2024 in connection with the execution of the SEPA, and is subject to a 10% discount to the principal amount of such Promissory Note.

If there is no balance outstanding under the Promissory Notes, the Company will have sole discretion to sell the Shares to YA from time to time by issuing Advance Notices to YA following the effectiveness of a registration statement with the U.S. Securities and Exchange Commission registering the Shares issuable pursuant to the SEPA and the satisfaction of other customary conditions.

The Company intends to use the proceeds from the offering of the Shares pursuant to the SEPA for working capital and other general corporate purposes.

The Company and the Investor have entered into a registration rights agreement on the date hereof (the “Registration Rights Agreement”), pursuant to which the Company shall register the resale of the Shares issuable pursuant to the SEPA.

The foregoing does not purport to be a complete description of the rights and obligations of the parties to the SEPA, the Promissory Notes, the Registration Rights Agreement, or of the transactions contemplated thereby and is qualified in its entirety by reference to such documents, the copies of which have been filed as exhibits to the Company’s Current Report on Form 6-K on December 6, 2024.

D. Boral Capital LLC acted as the exclusive placement agent for the Offering.

About Baijiayun Group Ltd

Baijiayun is a one-stop AI video solution provider with core expertise in SaaS/PaaS solutions. Baijiayun is committed to delivering reliable, high-quality video experiences across devices and localities and has grown rapidly since its inception in 2017. Premised on its industry-leading video-centric technologies, Baijiayun offers a wealth of video-centric technology solutions, including Video SaaS/PaaS, Video Cloud and Software, and Video AI and System Solutions. Baijiayun caters to the evolving communications and collaboration needs of enterprises of all sizes and industries. For more information, please visit ir.baijiayun.com.

Safe Harbor Statement

This press release contains certain "forward-looking statements." These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the parties' perspectives and expectations, are forward-looking statements. The words "will," "expect," "believe," "estimate," "intend," and "plan" and similar expressions indicate forward-looking statements.

Such forward-looking statements are inherently uncertain, and shareholders and other potential investors must recognize that actual results may differ materially from the expectations as a result of a variety of factors. Such forward-looking statements are based upon management's current expectations and include known and unknown risks, uncertainties, and other factors, many of which are hard to predict or control, that may cause the actual results, performance, or plans to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. The forward-looking information provided herein represents the Company's estimates as of the date of this press release, and subsequent events and developments may cause the Company's estimates to change.

The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company's estimates of its future financial performance as of any date subsequent to the date of this press release.

A further list and description of risks and uncertainties can be found in the documents the Company has filed or furnished or may file or furnish with the U.S. Securities and Exchange Commission, which you are encouraged to read. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and the Company undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

For investor and media enquiries, please contact:

Company Contact:

Ms. Fangfei Liu

Chief Financial Officer, Baijiayun Group Ltd

Phone: +86 25 8222 1596

Email: ir@baijiayun.com